Exhibit 99.2

FOR IMMEDIATE RELEASE

REE AUTOMOTIVE TO LIST ON NASDAQ THROUGH MERGER WITH 10X CAPITAL VENTURE ACQUISITION CORP

●	REE Automotive (“REE”), a leader in e-Mobility, has entered into a merger agreement with 10X Capital Venture Acquisition Corp (NASDAQ: VCVC) (“10X SPAC”); the newly combined company will be listed on the NASDAQ under the new ticker symbol “REE”.

●	REE’s fully-flat and modular EV platforms are based on proprietary REEcorner technology, positioned to become the cornerstone of next-generation e-Mobility.

●	REE is producing highly modular, mission-specific EV platforms with a low total cost of ownership (“TCO”) with fully autonomous-ready independent drive-by-wire, brake-by-wire and steer-by-wire technology for each wheel.

●	The transaction is expected to provide more than $500 million of gross proceeds to the Company. This includes funds from a fully committed $300 million PIPE with participation from long-term strategic investors including Koch Strategic Platforms, Mahindra & Mahindra and Magna International. As a result of outsized demand, the PIPE offering was meaningfully oversubscribed and upsized.

●	Pro forma equity value of the merger is approximately $3.6 billion and pro forma enterprise value of $3.1 billion, at the $10.00 per share PIPE price and assuming minimal 10X SPAC shareholder redemptions.

●	REE is a unique, horizontally integrated e-Mobility player targeting a $700 billion total addressable market, encompassing EVs ranging in size from Class 1 through Class 6, for commercial and Mobility-as-a-Service (“MaaS”) applications.

●	REE has an orderbook comprised of signed indications of interest for over 250,000 platforms, representing 27% of their total cumulative expected revenue of $19.1 billion by 2026.

●	REE developed a global CapEx-light manufacturing model, leveraging low-cost integration centers to reduce the total cost and capital expenditure of manufacturing.

●	The transaction will accelerate mass production of REEcorner technology and modular EV platforms, expected to begin in 2023.

●	Investor webcast and call is scheduled for Wednesday, February 3, at 8:00 AM EST.

NEW YORK /TEL-AVIV (February 3, 2021) – REE Automotive Ltd. (“REE” or “the Company”) and 10X Capital Venture Acquisition Corp (“10X SPAC”) (NASDAQ:VCVC), a special purpose acquisition company (“SPAC”), today announced they have entered into a merger agreement for a business combination that would result in REE becoming a publicly listed company. Following the close, NASDAQ will list the combined company under the ticker “REE”.

REE is revolutionizing the e-Mobility industry through its highly modular and disruptive REEcorner technology which integrates critical vehicle components (steering, braking, suspension, powertrain and control) into the arch of the wheel. REE’s proprietary x-by-wire technology challenges century-old automotive concepts by being agnostic to vehicle size and design, power-source and driving mode (human or autonomous). Platforms utilizing REEcorners can present significant functional and operational advantages over conventional EV “skateboards” currently available in the market.

REE’s innovative technology enables fully-flat and modular EV platforms that can carry more passengers, cargo and batteries as compared to conventional electric or internal combustion (IC) vehicles, thereby improving next generation e-Mobility for new electric and legacy OEMs, logistics companies and service providers. Compared to IC and electric vehicles, REE offers customers competitive pricing and substantially lower TCO with faster time-to-market.

REE targets commercial and MaaS markets, enabling them to build mission-specific electric vehicles as part of the shift towards electrification and autonomy. The shift is driven by the growth in e-commerce, government regulations on carbon emissions and public policy, as well as newly developed mobility concepts which require complete freedom of design for the build-out of any size or shape of electric or autonomous vehicle – from Class 1 through 6. For OEMs, incorporating REEcorner technology into EV product portfolios enables fast and efficient entry into EV markets. Mobility service providers such as delivery and logistics companies, e-commerce retailers, ride sharing companies and more can leverage the REEcorner architecture to build EVs based on their exact needs and specifications, while no longer being constrained to purely “off-the-shelf” offerings.

REE’s groundbreaking in-house drive-by-wire, brake-by-wire and steer-by-wire technology enables lower TCO through fast REEcorner replacements in under an hour, over-the-air (OTA) updates and hardware upgrades. REE’s data harvesting capabilities can be used to further reduce TCO via intelligent preventative maintenance features. REE’s award-winning technology is backed by an extensive intellectual property portfolio across engineering and design, with over 60 patents to date.

REE is uniquely positioned as a true horizontally-integrated player to provide a full system solution across most market segments in all classes. REE’s focus on the REEcorner architecture allows it to complete, and not compete with, vertically integrated OEMs, mobility and logistic players by allowing them to concentrate on their core service offerings and get to the market faster at a fraction of the cost, improving their competitive edge as well as creating new e-Mobility services. In addition, as a truly horizontal player in the EV market, REE embraces traditional Tier 1 suppliers and their global manufacturing capacity, instead of directly competing with them.

REE will utilize a CapEx-light manufacturing model comprised of globally located integration centers, which creates scalable and agile unit economics. REE will utilize manufacturing capacity via a secured and exclusive global network of Tier 1 partners in over 30 countries, with point-of-sale assembly. This strategy is expected to enable REE to reach profitability by 2024.

“We believe that our technology will become the cornerstone for our customers to create better and greener e-Mobility services that will be the backbone of our society. Being the only truly horizontal player in the market today positions us to play a major role in accelerating electrification of mission-specific vehicles in multiple sectors such as delivery fleets, Mobility-as-a-Service, e-commerce retailers and new mobility players. There is no limit to who we can serve, as REE is unbound in its capabilities and opportunities.” said Daniel Barel, REE Automotive Co-Founder and Chief Executive Officer. “We are truly excited to be partnering with Hans Thomas and the 10X Capital leadership team as we begin our next chapter as a publicly listed company in our journey towards a better, cleaner and more sustainable e-Mobility future.”

“10X Capital has a strong commitment to sustainability and we are very enthusiastic to partner with REE as it executes on its strategic vision of becoming the cornerstone of next generation EVs,” said Hans Thomas, Chairman and Chief Executive Officer of 10X Capital. “REE addresses an enormous total addressable market, and its ability to provide EV technology solutions to a broad array of markets is highly compelling. Daniel has assembled a world-class team of engineers and designers and is providing a truly unique offering in the EV space. We are also thrilled by the alignment with key strategic partners and investors that REE has assembled, and with a significant pipeline of orders reflected in its MOUs with top global automotive and mobility companies, we believe that REE is firmly on its way to establishing itself as a leader in the industry. The EV revolution is happening today, and it will be powered by REE.”

Transaction Overview

The transaction values the combined company at a pro forma enterprise value of $3.1 billion. Pursuant to the merger and following the share exchanges, the combined company is expected to receive approximately $500 million in gross cash proceeds from a combination of US $201 million in cash held in 10X SPAC's trust account, assuming no public shareholders exercise their redemption rights at closing, and $300 million from a fully committed PIPE with participation from long-term strategic investors including Koch Strategic Platforms, Mahindra & Mahindra and Magna International.

As a result of outsized demand, the PIPE offering was meaningfully oversubscribed and upsized. All existing shareholders and investors will continue to hold their equity ownership, including Mitsubishi Corporation, American Axle, and Musashi Seimitsu Industry. Net cash from the transaction will be used to fund growth of the combined company. Current REE shareholders will remain the majority owners of the combined company at closing.

The proposed transaction was unanimously approved by REE’s Board of Directors as well as 10X SPAC’s Board of Directors and is expected to be completed by the end of the first half of 2021. The proposed transaction will be subject to approval by REE’s shareholders and satisfaction or the waiver of the closing conditions identified in the merger agreement.

Advisors

Morgan Stanley & Co. LLC is serving as lead placement agent on the PIPE offering. Cowen is serving as lead financial advisor to REE and as a placement agent on the PIPE offering. Wells Fargo Securities is serving as financial advisor, and JVB Financial is serving as capital markets advisor to 10X SPAC. White and Case LLP, Zemah Schneider & Partners, and Goldfarb Seligman & Co. are serving as legal advisor to REE Automotive Ltd., and Morgan, Lewis & Bockius LLP and Gornitzky & Co. are serving as legal advisor to 10X SPAC. Latham & Watkins LLP is serving as legal advisor to the placement agents.

Investor Presentation

Management of REE and 10X SPAC will host an investor call on February 3, 2021, at 8:00 A.M. ET to discuss the proposed transaction. The conference call will be accompanied by a detailed investor presentation.

A webcast of the call will be available here and can also be accessed on https://ree.auto/investors as well as 10X SPAC’s website at https://10xspac.com. For those who wish to participate by telephone, please dial 1-877-407-4018 (U.S.) or 1-201-689-8471 (International) and reference the Conference ID 13715680. A replay of the call will also be available via webcast here and at https://ree.auto/investors.

In addition, 10X SPAC will file an investor presentation with the SEC as an exhibit to a Current Report on Form 8-K prior to the call, which will be available on the SEC’s website at www.sec.gov. All materials can also be found at https://ree.auto/investors and at https://10xspac.com.

About REE Automotive

REE is an automotive technology leader creating the cornerstone for tomorrow's zero-emission vehicles. REE’s mission is to empower global mobility companies to build any size or shape of electric or autonomous vehicle – from class 1 through class 6 - for any application and any target market. Our revolutionary, award-winning REEcorner technology packs traditional vehicle drive components (steering, braking, suspension, powertrain and control) into the arch of the wheel, allowing for the industry's flattest EV platform. Unrestricted by legacy thinking, REE is a truly horizontal player, with technology applicable to the widest range of target markets and applications. Fully scalable and completely modular, REE offers multiple customer benefits including complete vehicle design freedom, more space and volume with the smallest footprint, lower TCO, faster development times, ADAS compatibility, reduced maintenance and global safety standard compliance.

Headquartered in Tel Aviv, Israel, with subsidiaries in the USA, the UK and Germany. REE has a unique CapEx-light manufacturing model that leverages its Tier 1 partners’ existing production lines. REE’s technology, together with their unique value proposition and commitment to excellence, positions REE to break new ground in e-Mobility. For more information visit https://www.ree.auto.

About 10X CAPITAL.

10X Capital is a venture capital and investment firm at the nexus of Wall Street with Silicon Valley, aligning institutional capital with high growth ventures. Founded in 2004 by serial entrepreneur Hans Thomas, 10X Capital invests across the capital structure, with a focus on companies using technology to disrupt major industries, including finance, healthcare, transportation and real estate. For more information visit www.10xcapital.com.

10X Capital Venture Acquisition Corp (Nasdaq: VCVC), is 10X Capital’s Special Purpose Acquisition Company, focused on high growth technology companies, and was formed for the purpose of entering into a business combination with one or more businesses. For more information visit www.10xspac.com.

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 25, 2020 relating to its initial public offering and in subsequent filings with the SEC, including the proxy statement relating to the business combination expected to be filed by 10X SPAC.

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Contacts:

REE Inc.

Investor Relations

investors@ree.auto

Public Relations

media@ree.auto

10X CAPITAL.

For investors please contact:

ir@10xcapital.com

For media inquiries please contact:

pr@10xcapital.com

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